Exhibit 99.2:

RNS Number : 4806S

Unilever PLC

02 October 2017

 Unilever PLC

Voting Rights and Capital Update

 The following notification is made in accordance with the UK Financial Conduct Authority Disclosure Guidance and Transparency Rule 5.6.1.

 Unilever PLC's issued share capital as at 30 September 2017 consisted of 1,310,156,361 ordinary shares of 3 1/9p each, of which, 57,764,734 were held as treasury shares; leaving a balance of 1,252,391,627 shares with voting rights.

 The figure of 1,252,391,627 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the FCA's Disclosure Guidance and Transparency Rules.

 2 October 2017

 Contact:  Samantha Hood (+44 20 7822 5928)

This information is provided by RNS

The company news service from the London Stock Exchange

END